EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
($ in millions)	2018	2017 (2)	2016 (2)	2015	2014
Earnings:
Net income attributable to the Company	$484.5	276.4	345.6	438.7	386.1
Provision for income taxes	214.3	256.3	117.9	132.8	97.6
Equity earnings from real estate ventures	18.9	(16.3)	(17.2)	(56.4)	(41.1)
Operating distributions from real estate ventures	59.5	30.3	30.9	51.2	19.5
Fixed charges	119.1	123.6	102.4	78.5	77.9
Total Earnings	$896.3	670.3	579.6	644.8	540.0
Fixed Charges:
Interest expense	$49.3	52.9	40.1	27.4	27.3
Amortization of debt issuance costs	4.6	5.0	5.6	4.1	3.6
Applicable portion of rent expense (1)	65.2	65.7	56.7	47.0	47
Total Fixed Charges	$119.1	123.6	102.4	78.5	77.9
Ratio of Earnings to Fixed Charges	7.53	5.42	5.66	8.21	6.93
(1) Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.
(2) Amounts for the years ended December 31, 2017, and 2016, have been re-stated in accordance with the ASC Topic 606, Revenue from Contracts with Customers, to coincide with the periods re-stated on Consolidated Statements of Comprehensive Income.